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(or transfer) will be surrendered first. In the event of a full surrender of amounts held under an allocated account, the Company will pay the Cash Value less any applicable Premium Tax not previously deducted, the administrative charge, and any Sales Charges, as applicable. PLEASE CONSULT THE ACCOMPANYING ANNUITY CONTRACT PROSPECTUS FOR ANY APPLICABLE SALES CHARGES.

  (C) CONTRACT TERMINATION

If the Contract is discontinued, no further Purchase Payments or transfers will be allowed. On the date we receive a written request to terminate the contract, or within 31 days after we notify you of our intent to terminate the contract, any amounts transferred from the Fixed Account Option to the Separate Account Options during the previous 30 days from the date of discontinuance will be transferred back to the Fixed Account Option.

If the Contract is discontinued because of Plan termination, due to the dissolution or liquidation of the employer under US Code Title 11 procedures, the Cash Surrender Value will be distributed directly to the employees entitled to share in such distributions. Distribution may be in the form of cash payments, annuity options or deferred annuities. This provision does not apply to plans established pursuant to Section 457 of the Code.

If the Contract Owner requests a full surrender of the contract or of all contract values held in the Fixed Account Option for reasons other than listed above; or if the Company discontinues the contract, the Company will determine the Market Adjusted Value of the Fixed Account Option.

The amount payable to the Contract Owner if a Contract is discontinued may be adjusted down by the application of the Market Value Adjustment formula. The formula is the following:

     Market Adjusted Value = Cash Value X (1 + R0)(5)/(1 + R1 + .0025)(5)

        Where:

           R0 is the rate of interest credited to funds on deposit under the Fixed Account Option at the time of termination,

           R1 is the rate of interest credited on new deposits for this class of contracts at the time of termination.

If, as of the date of discontinuance, the Market Adjusted Value is less than the Cash Value of the Fixed Account Option, the Contract Owner may select one of the two methods of payment, as described below:

     1) the Market Adjusted Value (less any applicable Sales Charge) in one lump sum within 60 days of the date of discontinuance, or

     2) The Cash Surrender Value of the Fixed Account Option in installments over a 5-year period. The amount deducted on Surrender, if any, is determined as of the date of discontinuance, and will apply to all installment payments. Interest will be credited to the remaining Cash Value of the Fixed Account Option during this installment period at a fixed effective annual interest rate of not less than 3%. The first payment will be made no later than 60 days following the Contract Owner's request for surrender or our written notification of our intent to discontinue the contract. The remaining payments will be mailed on each anniversary of the discontinuance for four years. During that period, no additional surrenders are allowed.

If, as of the date of discontinuance, the Market Adjusted Value is greater than the Cash Value of the Fixed Account Option, the Contract Owner may select one of the two methods of payment, as described below:

     1) the Cash Surrender Value of the Fixed Account Option, in one lump sum within 60 days of the date of discontinuance, or

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